Nelson Mullins
Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	J. Brennan Ryan (Admitted in GA & FL) Tel: 404.817.6218 brennan.ryan@nelsonmullins.com

July 12, 2007

Mr. William Friar

Senior Financial Analyst

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Semoran Financial Corporation
Form SB-2, amendment number 3
Filed on June 28, 2007
File Number 333-140768
Our File No. 30369/00001

Dear Mr. Friar:

On behalf of Semoran Financial Corporation we are responding to the Staff’s comment letter dated July 11, 2007 commenting on the filing listed above.  The noted revisions will be made to the prospectus which will be filed pursuant to Rule 424(b)(3) of the Securities Act of 1933 immediately upon notification of the effectiveness of the registration statement.  For your convenience, please find attached only changed pages of the prospectus with handwritten revisions that address your comments.

The paragraphs below respond to the Staff’s numbered comments.

Benefits of the Offering to Management, page 5

1.                                       Here or elsewhere in the summary, please summarize, as correct, that what is happening with the various preferred stock warrants is that the directors are receiving warrants with the preferred stock that are essentially the same as the warrants they will receive with the common stock they buy.  We also suggest that in the bullet points you disclose the exercise price of the warrants.

Response:  The following additional disclosure has been added after the bullet points in the section entitled “Benefits of the Offering to Management” on page 5 to address the first part of the comment:

The Preferred Share Warrants have the same vesting schedule, exercise period, and exercise price of $11.50 per share as the Shareholder Warrants.  The Preferred Risk Warrants have the same vesting schedule, exercise period, and exercise price of $10.00 per

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Mr. William Friar

United States Securities and

Exchange Commission

July 12, 2007

share as the Common Risk Warrants.

The exercise price for each warrant has been added in the bullet points of the same section.

Preferred  Stock, page 50

2.                                       In the third paragraph, please reconcile the information that preferred stock owners are not entitled to dividends and that the preferred stock ranks senior with respect to dividends.

Response:  The following revision has been made in the third paragraph of the section entitled “Description of Capital Stock of Semoran — Preferred Stock” on page 50 to clarify the dividend right of the holders of the Series A Preferred Stock:

…provided, however, if we distribute dividend payments to our shareholders, we must first distribute dividend payments to the holders of our Series A Preferred Stock before we can make any dividend payments to the holders of our common stock.

On behalf of Semoran Financial Corporation, we hereby acknowledge that:

•                  Semoran Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Semoran Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this filing by means of EDGAR Postmaster.  Please contact me at (404) 817-6218 if you have any questions or any additional comments.

Very truly yours,

/s/ J. Brennan Ryan

J. Brennan Ryan

JBR:db